UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAXYGEN, INC.

(Name of Subject Company (Issuer))

MAXYGEN, INC.

(Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

577776-10-7

(CUSIP Number of Class of Securities)

John Borkholder, Esq.

Chief Corporate Counsel

515 Galveston Drive

Redwood City, California 94063

(650) 298-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ellen B. Corenswet, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$40,000,000	$2,232

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 6,557,377 outstanding shares of Common Stock at the maximum tender offer price of $6.10 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,232	Filing Party: Maxygen, Inc.

Form of Registration No.: 005-57999	Date Filed: November 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on November 13, 2009 relating to the offer by Maxygen, Inc., a Delaware corporation (“Maxygen” or the “Company”), to purchase 6,557,377 shares of its common stock, par value $0.0001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $6.10 nor less than $5.30 per Share, net to the seller in cash, without interest. Maxygen’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated November 13, 2009 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are incorporated by reference into to this Amendment No. 1 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

The Exhibit Index included in this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXYGEN, INC.

By:	/S/ JAMES R. SULAT
Name:	James R. Sulat
Title:	Chief Executive Officer & Chief Financial Officer

Dated: November 23, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated November 13, 2009.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2009. *

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2009. *

(a)(1)(vi)	Letter to stockholders of Maxygen, Inc., dated November 13, 2009. *

(a)(1)(vii)	Letter to participants in the Maxygen Employee Savings Investment Plan, dated November 20, 2009.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued by Maxygen, Inc., dated November 13, 2009. *

(d)(1)	Offer Letter to James Sulat, dated September 22, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2009). *

(d)(2)	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2009). *

(d)(3)	Retention Agreement, dated June 30, 2009, between Maxygen, Inc. and Grant Yonehiro (incorporated by reference to Exhibit 10.2 to Maxygen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2009). *

(d)(4)	Amended and Restated Change of Control Agreement, dated June 30, 2009, between Maxygen, Inc. and Grant Yonehiro (incorporated by reference to Exhibit 10.3 to Maxygen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2009). *

(d)(5)	Consulting Agreement, between Maxygen, Inc. and Waverley Associates, Inc., dated as of April 1, 2006 (incorporated by reference to Exhibit 10.1 to Maxygen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2006). *

(d)(6)	Letter Agreement (re extension of Consulting Agreement), between Maxygen, Inc. and Waverley Associates, Inc., dated as of December 19, 2007 (incorporated by reference to Exhibit 10.18.1 to Maxygen’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2008).*

(d)(7)	Letter Agreement (re amendment of Consulting Agreement), between Maxygen, Inc. and Waverley Associates, Inc., dated as of May 27, 2008 (incorporated by reference to Exhibit 10.2 to Maxygen’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2008).*

(d)(8)	Letter Agreement (re amendment of Consulting Agreement), between Maxygen, Inc. and Waverley Associates, Inc., dated as of October 13, 2009 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009).*

(d)(9)	Master Joint Venture Agreement, dated as of June 30, 2009, by and among Maxygen, Inc., Astellas Pharma Inc. and Astellas Bio Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2009). *

Exhibit Number	Description of Document

(d)(10)	Asset Contribution Agreement, dated as of September 18, 2009, by and between Maxygen, Inc. and Perseid Therapeutics LLC (incorporated by reference to Exhibit 2.1.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009). *

(d)(11)	Technology License Agreement, dated as of September 18, 2009, by and between Maxygen, Inc. and Perseid Therapeutics LLC (incorporated by reference to Exhibit 2.1.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009). *

(d)(12)	Limited Liability Company Agreement of Perseid Therapeutics LLC, dated as of September 18, 2009 (incorporated by reference to Exhibit 2.1.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009). *

(d)(13)	Series A and Series B Preferred Unit Purchase Agreement, dated as of September 18, 2009, by and among Maxygen, Inc., Astellas Bio, Inc. and Perseid Therapeutics LLC (incorporated by reference to Exhibit 2.1.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009). *

(d)(14)	Investors’ Rights Agreement, dated as of September 18, 2009 by and between Perseid Therapeutics LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 2.1.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009). *

(d)(15)	Co-Sale Agreement, dated as of September 18, 2009, by and among Perseid Therapeutics LLC, Maxygen, Inc. and Astellas Bio Inc. (incorporated by reference to Exhibit 2.1.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009).*

(d)(16)	Voting Agreement, dated as of September 18, 2009, by and among Perseid Therapeutics LLC, Maxygen, Inc. and Astellas Bio Inc. (incorporated by reference to Exhibit 2.1.7 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009).*

(d)(17)	Form of Executive Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 20, 1999).*

(d)(18)	1997 Stock Option Plan, as amended, with applicable option agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).*

(d)(19)	Form of Amendment to Stock Option Agreements (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2006). *

(d)(20)	1999 Nonemployee Directors Stock Option Plan, as amended, with applicable option agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001).*

(d)(21)	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2001). *

(d)(22)	2000 International Stock Option Plan, as amended, with applicable option agreement (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2002). *

(d)(23)	2000 Non-Officer Stock Option Plan, as amended, with applicable option agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 23, 2001). *

(d)(24)	2006 Equity Incentive Plan, including related form of stock option agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2006). *

Exhibit Number	Description of Document

(d)(25)	Form of Amended and Restated Restricted Stock Unit Award Agreement under 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.9.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2009). *

(d)(26)	Form of Restricted Stock Award Agreement under 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009). *

(d)(27)	Form of Contingent Performance Unit Award Agreement under 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009). *

*	Previously filed.